82-34722

PRESS RELEASE

07023207

LIBERTY INTERNATIONAL

LIBERTY INTERNATIONAL PLC

QUARTERLY REPORT FOR THE PERIOD ENDED 31 MARCH 2007

Attached is the quarterly report for the period ended 31 March 2007:

SUPPL

Sir Robert Finch, Chairman of Liberty International, commented:

"Liberty International has had an active and successful first quarter of 2007. The results for the first quarter show continued growth in like-for-like net rental income, an increase in underlying profit before tax from £28 million to £36 million and a 4 per cent increase for the quarter in net asset value per share to 1376p. This is the equivalent of 1476p when adjusted for notional acquisition costs deducted by the valuers in accordance with their rules to arrive at market values. Our financial position is exceptionally strong with a 36 per cent debt to assets ratio.

These results confirm the merit of our focus on prime retail assets whose characteristics are steady long-term rental growth in well-established competitive locations and whose values are less cyclically volatile than many other property classes. Furthermore, our published net asset value does not recognise the value of the business as a whole, including for example the long lead times needed for major new developments and the skill, expertise and experience found within Liberty International to create and then actively control and manage such developments".

1 May 2007

Background on Liberty International

Liberty International PLC is the UK's third largest listed property company and a constituent of the FTSE-100 Index of the UK's leading listed companies. Liberty International owns Capital Shopping Centres ("CSC"), the premier UK regional shopping centre business, and Capital & Counties, a retail and commercial property investment and development company concentrating on Central London, non-shopping centre retail in the UK and California, USA.

dw 5/4

A conference call with analysts and investors will take place at 9.00 a.m. on 1 May 2007.

Enquiries:

Liberty International PLC:		
Sir Robert Finch	Chairman	+44 (0)20 7960 1273
David Fischel	Chief Executive	+44 (0)20 7960 1207
Aidan Smith	Finance Director	+44 (0)20 7960 1210
Public relations:		
UK:	Michael Sandler, Hudson Sandler	+44 (0)20 7796 4133
	Matthew Gregorowski, College Hill Associates	+44 (0)20 7457 2020
SA:	Nicholas Williams, College Hill Associates	+27 (0)11 447 3030

LIBERTY INTERNATIONAL PLC

QUARTERLY REPORT FOR THE PERIOD ENDED 31 MARCH 2007 – HIGHLIGHTS

		Quarter ended 31 March 2007	Quarter ended 31 March 2006	Year ended 31 December 2006
Net rental income	+14%	£91m	£80m	£341m
Profit before tax (underlying)*	+29%	£36m	£28m	£122m
Profit before tax		£293m		£903m
Profit for the period attributable to equity shareholders		£273m		£1,564m
Gain on revaluation and sale of investment properties		£156m		£587m
Total properties		£8,116m		£8,232m
Net debt		£3,043m		£3,063m
Net assets (diluted, adjusted)		£5,190m		£5,002m
Adjusted earnings per share	+56%	9.8p	6.4p	33.9p
Net assets per share (diluted, adjusted**)	+4% (for the quarter)	1376p		1327p

*Profit before tax (underlying) is before property trading, valuation and exceptional items

**Net assets per share (diluted, adjusted) would increase by 100p per share to 1476p at 31 March 2007 (31 December 2006 – by 98p to 1425p) if adjusted for notional acquisition costs amounting to £377 million (31 December 2006 - £370 million).

LIBERTY INTERNATIONAL PLC

COMMENTARY

Liberty International has had an exceptionally productive first three months since becoming a UK Real Estate Investment Trust ("REIT") on 1 January 2007.

With the benefit of increased asset management flexibility provided by REIT status, we have recorded the following significant corporate transactions in the first quarter of 2007:

- Formation of a strategic partnership with GIC Real Estate realising £426 million.
- Formation of The Great Capital Partnership, a £460 million joint venture with Great Portland Estates.
- £128 million acquisition of the Royal Opera House retail units in Covent Garden.

Details of these transactions are shown in the paragraph "Transactions in the quarter" below.

The financial information contained within this report has included both the acquisition of the Royal Opera House retail units and the partnership with GIC Real Estate together with the related disposal of 40 per cent of the group's interest in the MetroCentre, Gateshead. The cash element of the settlement in respect of the GIC partnership amounting to £212 million was received after the end of the quarter and therefore is shown as a receivable at 31 March 2007.

The impact of the formation of The Great Capital Partnership, which has also completed since the quarter end, has not been incorporated into the financial results for the period due to the conditionality of the contract as at 31 March 2007.

Results for the quarter ended 31 March 2007

The Income Statement for the quarter shows continuing underlying growth, with an 11.4 per cent like-for-like net rental income growth in the group's UK regional shopping centres (5.8 per cent excluding a one-off £3 million surrender premium), a 29 per cent increase in underlying profit before tax from £28 million to £36 million, and a 56 per cent increase in underlying earnings per share reflecting in addition the benefit of tax savings from conversion to REIT status.

Occupancy remained at a high level of 98.4 per cent in established UK regional shopping centres, 97.9 per cent overall including recently completed developments (31 December 2006 – 98.6 per cent and 97.7 per cent respectively). In particular Manchester Arndale, where the major 550,000 sq. ft. Northern Extension completed in Autumn 2006, is now 94 per cent committed by rental value.

Gains on revaluation and sale of investment properties amounted to £156 million, including £16 million from the partial disposal of MetroCentre, Gateshead, above the book value at 31 December 2006.

Like-for-like gains on revaluation of investment properties are summarised as follows:

	Quarter ended 31 March 2007	Year ended 31 December 2006
– UK regional shopping centres	+ 1.9%	+ 7.9%
– UK non-shopping centre properties	+ 1.6%	+ 13.9%
– USA	+ 1.5%	+ 5.8%

Of the revaluation gain on UK regional shopping centres, 75 per cent is estimated to have arisen as a result of yield shift, and 25 per cent from underlying rental growth.

Reflecting the rise in long-term interest rates in the period, with for example the ten year UK interest rate swap rising from 5.11 per cent at 31 December 2006 to 5.35 per cent at 31 March 2007, we recorded a surplus of £109 million on revaluation of the derivative financial instruments used to fix our long-term debt.

Transactions in the quarter

- Strategic partnership with GIC Real Estate realising £426 million.
  Our wholly owned subsidiary, Capital Shopping Centres ("CSC"), entered into an agreement with GIC Real Estate ("GIC RE") for GIC RE to acquire a 40 per cent share in CSC's interest in the MetroCentre, Gateshead for a gross consideration of £426 million. We are delighted to welcome GIC RE, the real estate investment arm of the Government of Singapore Investment Corporation and one of the world's leading global real estate investors, as a strategic long-term partner in this flagship asset. CSC will continue to manage the MetroCentre. The transaction, which has completed since the end of the quarter, releases capital to enable Liberty International to continue to expand its overall business which currently includes a £1 billion development programme.

- Formation of a £460 million Central London joint venture with Great Portland Estates.
  Our wholly owned subsidiary, Capital and Counties, announced the formation of The Great Capital Partnership, a 50:50 joint venture with Great Portland Estates plc ("GPE"), to own, manage and develop a number of Central London properties and to broaden both parties' exposure in Central London. The Great Capital Partnership has a starting value of around £460 million, with Capital & Counties contributing £299 million of investment properties and GPE contributing £162 million and making a balancing payment of £68 million in cash to Capital & Counties. The transaction has completed since the end of the quarter. GPE will be responsible for asset management of the partnership properties. We are delighted to have created this relationship with GPE which will enable us to increase our involvement in London in partnership with a first class team.

- £128 million acquisition of the Royal Opera House retail units in Covent Garden.
  Capital and Counties acquired in the quarter the retail element of the Royal Opera House block in London's Covent Garden for £127.5 million increasing the aggregate value of our interests in Covent Garden, which are wholly owned and directly managed, to over £620 million. This purchase is of strategic importance to our long-term plans for Covent Garden. The retail units in the Royal Opera House block are amongst the most prime in Covent Garden and the acquisition expands our ownership to encompass the northern side of the Market and James Street which serves as the "front door" to the Covent Garden Market itself.

Financial position and summary

The net proceeds of the transactions referred to above, combined with the £335 million of equity capital raised by way of a share placing in November 2006, represent a substantial strengthening of the group's financial position in the last six months. Liberty International's financial ratios, which include a debt to assets ratio of 36 per cent (31 December 2006 – 36 per cent), are robust and we are well placed to continue with the measured expansion of our business and to respond to the challenges which lie ahead.

These results confirm the merit of our focus on prime retail assets whose characteristics are steady long-term rental growth in well-established competitive locations and whose values are less cyclically volatile than many other property classes. Furthermore, our published net asset value does not recognise the value of the business as a whole, including for example the long lead times needed for major new developments and the skill, expertise and experience found within Liberty International to create and then actively control and manage such developments.

1 May 2007

SUMMARY OF INVESTMENT AND DEVELOPMENT PROPERTIES

	Fair value		Revaluation surplus		Net rental income		
	31 December 2006 £m	31 March 2007 £m	£m	Increase	31 March 2006 £m	31 March 2007 £m	Increase
UK regional shopping centres							
Lakeside, Thurrock	1,289.0	1,322.7	31.2	2.4%			
Braehead, Glasgow	742.0	742.8	0.7	0.1%			
MetroCentre, Gateshead (60%)	611.5	635.6	23.6	3.8%			
The Harlequin, Watford	521.7	529.2	7.5	1.4%			
Victoria Centre, Nottingham	438.3	447.7	9.3	2.1%			
Chapelfield, Norwich	345.3	345.4	4.4	1.3%			
Cribbs Causeway, Bristol	314.5	316.8	2.3	0.7%			
The Potteries, Stoke-on-Trent	306.3	306.3	(0.2)	(0.1)%			
The Glades, Bromley	281.4	284.1	2.1	0.7%			
The Chimes, Uxbridge	271.8	283.8	12.0	4.4%			
Eldon Square, Newcastle upon Tyne	240.4	242.6	3.1	1.3%			
Like-for-like income	5,362.2	5,457.0	96.0	1.8%	54.0	60.1	11.4%
Arndale, Manchester	439.6	456.2	16.5	3.8%			
St. David's, Cardiff	104.2	104.7	0.3	0.3%			
Xscape, Braehead	36.4	38.0	1.5	4.2%			
Like-for-like capital	5,942.4	6,055.9	114.3	1.9%	57.3	66.2	15.5%
Redevelopments and developments	192.7	202.2	(4.1)	(1.9)%	1.4	1.0	
Disposals (MetroCentre (40%))	407.7	–	–	–	4.6	4.6	
Total UK regional shopping centres	6,542.8	6,258.1	110.2	1.8%	63.3	71.8	13.4%
UK non-shopping centre properties							
Like-for-like income	700.7	719.3	15.8	2.2%	8.4	8.4	–%
Like-for-like other	466.7	471.2	2.6	0.6%	0.4	4.9	
Like-for-like capital	1,167.4	1,190.5	18.4	1.6%	8.8	13.3	
Acquisitions	–	127.5	(5.4)	(4.1)%	–	0.1	
Redevelopments	123.3	138.5	11.2	8.8%	0.9	1.1	
Disposals	–	–	–	–	2.1	–	
Total UK non-shopping centre properties	1,290.7	1,456.5	24.2	1.7%	11.8	14.5	23.2%
US properties*							
Like-for-like income	278.3	281.9	3.6	1.2%	4.8	4.3	1.3%
Like-for-like other	69.8	71.9	2.0	2.9%	0.3	0.7	
Like-for-like capital	348.1	353.8	5.6	1.6%	5.1	5.0	
Disposals	5.5	–	0.2		0.1	–	
Total US properties	353.6	353.8	5.8	1.6%	5.2	5.0	
Total investment properties	8,187.1	8,068.4	140.2	1.8%	80.3	91.3	13.7%

*Like-for-like % increases are in local currency

SUMMARY OF INVESTMENT AND DEVELOPMENT PROPERTIES (Continued)

Property analysis by use and type

	Fair Value			Revaluation surplus
	31 December 2006 £m	31 March 2007 £m	% of total properties	Increase
Regional shopping centres and other retail				
UK regional shopping centres	6,542.8	**6,258.1**	77.6%	1.8%
UK other retail	776.0	**913.5**	11.3%	0.1%
US regional shopping centres	121.6	**124.3**	1.5%	1.7%
US other retail	132.2	**128.5**	1.6%	1.5%
Total regional shopping centres and other retail	7,572.6	**7,424.4**	92.0%	**1.6%**
Office				
UK business space	514.7	**543.0**	6.8%	4.4%
US business space	65.8	**66.7**	0.8%	1.7%
Total office	580.5	**609.7**	7.6%	**4.1%**
Residential				
US residential	34.0	**34.3**	0.4%	0.8%
Total investment properties	8,187.1	**8,068.4**	100%	**1.8%**

Analysis of UK non-shopping centres and US properties by location and type

			Revaluation surplus		Net rental income	
	31 December 2006 £m	31 March 2007 £m	31 March 2007 £m	Increase	31 March 2006 £m	31 March 2007 £m
UK non-shopping centre properties						
Capco Covent Garden	492.3	**624.8**	**(2.4)**	**(0.4)%**	0.8	**5.2**
Capco London	330.3	**342.0**	**10.7**	**3.2%**	4.3	**4.2**
Capco Opportunities	273.1	**295.1**	**17.7**	**6.4%**	4.8	**3.1**
Capco Urban	195.0	**194.6**	**(1.8)**	**(0.9)%**	1.9	**2.0**
Total UK non-shopping centre properties	1,290.7	**1,456.5**	**24.2**	**1.7%**	11.8	**14.5**
US properties						
US retail	253.8	**252.8**	**4.4**	**1.6%**	4.2	**3.7**
US business space	65.8	**66.7**	**1.1**	**1.7%**	1.0	**1.0**
US residential	34.0	**34.3**	**0.3**	**0.8%**	-	**0.3**
Total US properties	353.6	**363.8**	**5.8**	**1.6%**	5.2	**5.0**
	1,644.3	**1,810.3**	30.0	**1.7%**	17.0	**19.5**

SUMMARY OF INVESTMENT AND DEVELOPMENT PROPERTIES (Continued)

UK investment property valuation data

	Fair Value 31 March 2007 £m	Nominal equivalent yield 31 December 2006	Nominal equivalent yield 31 March 2007	Passing rent 31 March 2007 £m	Net rental income 31 March 2007 £m	ERV 31 March 2007 £m
UK regional shopping centres						
Lakeside, Thurrock	1,322.7	4.65%	4.55%			
Braehead, Glasgow	742.8	4.81%	4.81%			
MetroCentre, Gateshead	635.6	4.75%	4.62%			
The Harlequin, Watford	529.2	4.75%	4.70%			
Arndale, Manchester	456.2	4.96%	4.86%			
Victoria Centre, Nottingham	447.7	4.95%	4.85%			
Chapelfield, Norwich	345.4	5.00%	4.95%			
Cribbs Causeway, Bristol	316.8	4.74%	4.72%			
The Potteries, Stoke-on-Trent	306.3	5.00%	5.00%			
The Glades, Bromley	284.1	4.95%	4.95%			
The Chimes, Uxbridge	283.8	5.00%	4.90%			
Eldon Square, Newcastle upon Tyne	242.6	5.20%	5.10%			
St. David's, Cardiff	104.7	5.00%	5.00%			
Xscape, Braehead	38.0	6.04%	5.87%			
Like-for-like capital	6,055.9	4.83%	4.78%	237.9	66.2	299.5
Other	202.2			4.8	5.6	5.1
Total UK regional shopping centres	6,258.1	4.83%	4.78%	242.7	71.8	304.6
UK non-shopping centre properties						
Capco Covent Garden	497.1	4.56%	4.54%			
Capco London	313.6	5.01%	5.04%			
Capco Opportunities	216.9	5.80%	5.82%			
Capco Urban	162.9	5.15%	5.19%			
Like-for-like capital	1,190.5	4.99%	5.00%	51.4	13.3	65.8
Other	266.0			5.4	1.2	10.6
Total UK non-shopping centre properties	1,456.5	5.11%	5.03%	56.8	14.5	76.4

INCOME STATEMENT (Unaudited)

	Notes	Three months ended 31 March 2007 £m	Three months ended 31 March 2006 £m	Year ended 31 December 2006 £m
UK shopping centres		71.8	63.3	272.0
Other commercial properties		19.5	17.0	68.6
Net rental income		**91.3**	80.3	340.6
Other income		0.4	0.1	2.0
		91.7	80.4	342.6
Administration expenses		(7.4)	(8.5)	(34.2)
Operating profit (underlying)*		84.3	71.9	308.4
Interest payable	2	(49.7)	(44.7)	(190.0)
Interest receivable		1.3	0.8	3.9
Net finance costs (underlying)		(48.4)	(43.9)	(186.1)
Profit before tax (underlying)*		35.9	28.0	122.3
Tax on profit (underlying)		(0.5)	(7.0)	(7.4)
Profit for the period (underlying)*		35.4	21.0	114.9
Adjusted earnings per share	7	9.8p	6.4p	33.9p

Profit before tax (underlying)*	35.9		122.3
Property trading profits	-		32.8
Gains on revaluation and sale of investment properties	156.3		586.5
Movement in fair value of derivative financial instruments	109.2		163.5
Exceptional finance costs	(8.3)		(2.0)
Profit before tax	293.1		903.1
Tax	(20.4)		661.0
Profit for the period attributable to equity shareholders	272.7		1,564.1

* before property trading, valuation and exceptional items

CONSOLIDATED BALANCE SHEET (Unaudited)

	Notes	As at 31 March 2007 £m	As at 31 December 2006 £m
Non-current assets			
Investment and development property	3	8,068.4	8,187.1
Plant and equipment		0.9	0.9
Investments		7.5	–
Trade and other receivables	5	101.0	81.4
		8,177.8	8,269.4
Current assets			
Trading properties	4	47.7	45.2
Trade and other receivables	5	311.5	113.8
Cash and cash equivalents		60.5	321.8
		419.7	480.8
Total assets		8,597.5	8,750.2
Current liabilities			
Trade and other payables		(230.1)	(319.5)
Tax liabilities		(0.2)	(2.1)
Borrowings, including finance leases	6	(152.8)	(43.5)
Derivative financial instruments		(2.0)	(4.6)
		(385.1)	(369.7)
Non-current liabilities			
Borrowings, including finance leases	6	(2,951.1)	(3,341.3)
Derivative financial instruments		(43.0)	(128.9)
Deferred tax provision		(62.3)	(40.8)
Other provisions		(3.7)	(4.9)
Other payables		(143.8)	(132.2)
		(3,203.9)	(3,648.1)
Total liabilities		(3,589.0)	(4,017.8)
Net assets		5,008.5	4,732.4
Equity			
Called up share capital and reserves	8	5,008.5	4,732.4
Diluted, adjusted net assets per share	7	1376p	1327p
Basic net assets per share	7	1384p	1308p

NOTES

1 Basis of preparation

The Quarterly Report is unaudited and does not constitute statutory accounts within the meaning of s240 of the Companies Act 1985. The auditor's opinion on the statutory accounts for the year ended 2006, which were prepared in accordance with International Financial Reporting Standards as adopted by the European Union ("IFRS"), IFRIC interpretations and with those parts of the Companies Act, 1985 applicable to companies reporting under IFRS, was unqualified and did not contain a statement made under s237 (2) or s237(3) of the Companies Act 1985.

The financial information has been prepared using the accounting policies set out on pages 42 and 43 of the Group's Annual report for 2006.

2 Finance costs

	Three months ended 31 March 2007 £m	Three months ended 31 March 2006 £m	Year ended 31 December 2006 £m
Gross interest payable – recurring	52.8	47.2	198.6
Interest capitalised on developments	(3.1)	(2.5)	(8.6)
Interest payable	49.7	44.7	190.0

3 Investment and development property

	UK shopping centres £m	Other commercial properties £m	Total £m
At 31 December 2006	6,542.8	1,644.3	**8,187.1**
Additions	17.6	142.8	**160.4**
Disposals	(412.5)	(5.6)	**(418.1)**
Foreign exchange fluctuations	-	(1.2)	**(1.2)**
Surplus on valuation	110.2	30.0	**140.2**
At 31 March 2007	**6,258.1**	**1,810.3**	**8,068.4**

The group's interests in investment and development properties were valued as at 31 December 2006 and 31 March 2007 by independent external valuers in accordance with the Appraisal and Valuation Manual of RICS on the basis of market value. Market value represents the figure that would appear in a hypothetical contract of sale between a willing buyer and a willing seller.

4 Trading properties

The estimated replacement cost of trading properties based on market value amounted to £52.6 million (31 December 2006 – £49.9 million).

NOTES (Continued)

5 Trade and other receivables

	As at 31 March 2007 £m	As at 31 December 2006 £m
Amounts falling due within one year:		
Rents receivable	21.1	26.1
Derivative financial instruments	10.9	7.0
Other receivables*	236.6	42.3
Prepayments and accrued income	42.9	38.4
	311.5	113.8
Amounts falling due after more than one year:		
Derivative financial instruments	32.0	14.0
Other receivables	12.8	12.2
Prepayments and accrued income	56.2	55.2
	101.0	81.4

*31 March 2007 includes £212.2 million receivable in respect of the part disposal of MetroCentre, Gateshead.

6 Borrowings, including finance leases

	As at 31 March 2007 £m	As at 31 December 2006 £m
Amounts falling due within one year	152.8	43.5
Amounts falling due after more than one year	2,951.1	3,341.3
Total borrowings, including finance leases	3,103.9	3,384.8
Cash and cash equivalents	(60.5)	(321.8)
Net borrowings	3,043.4	3,063.0

See below for details of interest rate hedging arrangements

Fair value of financial instruments

	As at 31 March 2007		As at 31 December 2006	
	Balance sheet value £m	Fair value £m	Balance sheet value £m	Fair value £m
Debentures and other fixed rate loans				
Sterling				
C&C 5.562% debenture 2027	225.8	345.0	225.8	348.8
CSC 6.875% unsecured bonds 2013	26.6	26.2	26.5	25.4
CSC 5.75% unsecured bonds 2009	41.4	40.4	41.3	42.0
US dollars				
Fixed rate loans	158.1	159.8	164.0	169.1
	451.9	571.4	457.6	585.3
Floating rate and other loans	2,542.5	2,542.5	2,818.5	2,818.5
	2,994.4	3,113.9	3,276.1	3,403.8
Convertible bonds – fixed rate	109.5	174.4	108.7	195.4
Total borrowings	3,103.9	3,288.3	3,384.8	3,599.2

The adjustment in respect of the above, after credit for tax relief, to the diluted net assets per share (which does not require adjustment for the fair value of convertible bonds) would amount to 22p per share (31 December 2006 – 24p).

All other financial assets and liabilities included in the balance sheet are stated at fair values.

NOTES (Continued)

Derivative financial instruments

	As at 31 March 2007 £m	As at 31 December 2006 £m
Non current assets (note 5)	32.0	14.0
Current assets (note 5)	10.9	7.0
Current liabilities	(2.0)	(4.6)
Non-current liabilities	(43.0)	(128.9)
	(2.1)	(112.5)

Interest rate swaps

	Notional principal		Average contracted rate	
	31 March 2007 £m	31 December 2006 £m	31 March 2007 %	31 December 2006 %
Effective after:				
1 year	2,642	3,055	5.31	5.31
5 years	2,818	3,153	5.10	5.16
10 years	2,350	2,075	4.68	4.75
15 years	2,025	1,750	4.57	4.63
20 years	2,025	1,750	4.57	4.63
25 years	1,550	1,275	4.38	4.43

NOTES (Continued)

7 Per share details

(a) Earnings per share

	Three months ended 31 March 2007 £m	Three months ended 31 March 2006 £m	Year ended 31 December 2006 £m
Earnings used for calculation of underlying earnings per share	35.4	21.0	114.9
Property trading profits	-	0.4	(0.3)
Earnings used for calculation of adjusted earnings per share	35.4	21.4	114.6

	As at 31 March 2007 Number millions	As at 31 March 2006 Number millions	As at 31 December 2006 Number millions
Weighted average shares in issue	362.8	337.8	340.0
Weighted averages shares held by ESOP	(1.1)	(2.4)	(1.5)
Weighted average shares used for calculation of underlying and adjusted earnings per share	361.7	335.4	338.5

(b) Net assets per share

	As at 31 March 2007 £m	As at 31 December 2006 £m
Basic net asset value	5,008.5	4,732.4
Fair value of derivative financial instruments (net of tax)	(9.8)	80.4
Deferred tax on revaluation surpluses	34.1	32.1
Deferred tax on capital allowances	31.3	31.8
Unrecognised surplus on trading properties (net of tax)	4.9	4.7
	5,069.0	4,881.4
Effect of dilution:		
On conversion of bonds	109.5	108.7
On exercise of options	11.6	12.3
Diluted net asset value	5,190.1	5,002.4

	As at 31 March 2007 Number millions	As at 31 December 2006 Number millions
Shares in issue, excluding those held by ESOP trust and treated as cancelled	361.8	361.7
Effect of dilution:		
On conversion of bonds	13.9	13.9
On exercise of options	1.4	1.5
Diluted shares in issue	377.1	377.1

(c) Convertible debt

3.95 per cent convertible bonds due 2010

At 31 March 2007 and 31 December 2006 3.95 per cent convertible bonds with a nominal value of £111.3 million were in issue.

The holders of the 3.95 per cent bonds have the option to convert their bonds into ordinary shares at any time on or up to 23 September 2010 at 800p per ordinary share. The 3.95 per cent bonds may be redeemed at par at the company's option after 14 October 2008.

NOTES (Continued)

8 Summary of changes in equity

	Three months ended 31 March 2007 £m	Year ended 31 December 2006 £m
Opening equity shareholders' funds	4,732.4	2,933.1
Issue of shares	1.1	342.4
Cancellation of shares	-	(1.0)
	4,733.5	3,274.5
Underlying profit for the period	35.4	114.9
Trading, valuation and exceptional items and related tax	237.3	1,449.2
Profit for the period	272.7	1,564.1
Actuarial gains on defined benefit pension schemes	-	0.7
Tax on items taken directly to equity	-	(4.9)
Net exchange translation differences and other movements	2.3	(4.6)
Total recognised income and expense for the period	275.0	1,555.3
	5,008.5	4,829.8
Dividends paid	-	(97.4)
Closing equity shareholders' funds	5,008.5	4,732.4

END